AUTONOMY CO-FOUNDER ACQUIRES AUTONOMY SHARES THROUGH OPTION EXERCISES

CAMBRIDGE, UK, 30 October 2003 — On 27 October 2003, Autonomy Corporation plc (Nasdaq: AUTN; LSE: AU.; Nasdaq Europe: AUTN), a leading provider of infrastructure software for the enterprise, announced that Richard Gaunt, Autonomy’s Chief Technology Officer and co-founder, will shortly be exercising an option to purchase 4,114,240 existing Autonomy ordinary shares.  Mr Gaunt was granted these options by Dr Michael Lynch, Autonomy’s Chief Executive Officer and co-founder (3,585,825 shares), and Apax Funds Nominees Limited (528,415 shares), when Autonomy was founded in 1996.  The options will lapse in December 2003 if not exercised, and this is the sole reason for the exercise.  Immediately following the exercise of these options, Mr. Gaunt will sell approximately 1.66 million Autonomy ordinary shares, to cover the tax liabilities associated with the option exercise, leaving him with a holding of approximately 2.45 million Autonomy ordinary shares.

Autonomy announces that the company was notified that the transaction was completed today as detailed above.

About Autonomy Corporation plc

Autonomy Corporation plc (LSE: AU.; Nasdaq: AUTN; Nasdaq Europe: AUTN) is a global leader in infrastructure software for the enterprise.  Autonomy's technology allows the automatic processing, categorization, retrieval and understanding of unstructured information and is used to power applications as varied as call center, customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications.  By automating the processing of information, Autonomy software removes the need for dependency on manual labor and the costly effects that manual labor entails, delivering a compelling return on investment.

Other divisions in the Autonomy group include Aungate, specializing in software for compliance and electronic communications, Audentify, in contact center technology and Virage, a provider of video and rich media software.  Autonomy’s customer base includes more than 1,000 global companies including BAE Systems, Ford, Ericsson, Royal Sun Alliance, Sun Microsystems and public sector agencies including the U.S. Department of Defense, NASA and the U.S. Department of Energy.  Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Brio, Citrix, Computer Associates, EDS, IBM Global Services, iManage, Novell, Novient, Vignette and Sybase.  The company has offices worldwide.

Financial Media Contacts:	Analyst and Investor Contacts:
Ian Black, Director of Corporate Communications Autonomy Corporation plc +44 (0)1223 448 000	Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000
Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Edward Bridges Financial Dynamics +44 (0)20 7831 3113